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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MICROWARE SYSTEMS CORPORATION (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
595150103 (CUSIP Number)

Kenneth B. Kaplan
Chairman and Chief Executive Officer
Microware Systems Corporation
1500 Northwest 118th Street
Des Moines, Iowa 50325
(515) 223-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 27, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box / /.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595150103	SCHEDULE 13D

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KENNETH B. KAPLAN

(2)	CHECK THE APPROPRIATE BOX IF	(a)	/ /
	A MEMBER OF A GROUP	(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / / N/A

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER -0-

		(8)	SHARED VOTING POWER -0-

		(9)	SOLE DISPOSITIVE POWER -0-

		(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

(14)	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 5. Interest in Securities of the Issuer.

    As a result of the consummation on August 27, 2001 of the merger of Drake Merger Sub, Inc., a wholly owned subsidiary of RadiSys Corporation with and into Microware Systems Corporation, in which each outstanding share of common stock of Microware Systems Corporation was converted into the right to receive $0.68 in cash, the undersigned is no longer the owner or beneficial owner of any shares of common stock of Microware Systems Corporation.

Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2001

/s/ Kenneth B. Kaplan Kenneth B. Kaplan

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Signature.